Exhibit 99.1

CI Financial Reports Total Assets of $333.7 Billion for June 2022

All financial amounts in Canadian dollars unless stated otherwise

TORONTO--(BUSINESS WIRE)--July 21, 2022--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today reported preliminary total assets of $333.7 billion as at June 30, 2022, consisting of asset management assets of $116.1 billion, Canadian wealth management assets of $74.1 billion, and U.S. wealth management assets of $143.5 billion.

CI also reported preliminary net sales results for its asset management businesses for the second quarter of 2022. The Canadian retail segment had $0.3 billion of redemptions for the quarter and the Canadian institutional segment accounted for $3.2 billion of redemptions. The institutional redemptions were almost entirely from one bank client, had very low fees that were priced as part of a legacy corporate relationship, and have no EBITDA impact to CI.

“While economic uncertainty and heightened market volatility affected sales and asset levels across our industry during the quarter, CI made excellent progress in executing on our strategic priorities,” said Kurt MacAlpine, CI Chief Executive Officer. “In asset management, this included the continued enhancement of our product lineup with the launch of a private infrastructure investment fund and three ETFs. Additionally, CI joint venture Axia Real Assets launched a new U.S. real estate fund through a private placement.

“In wealth management, we closed the acquisitions of Northwood Family Office Ltd. in Canada and Corient Capital Partners, LLC and Galapagos Partners, LP in the United States,” said Mr. MacAlpine. “We have also prioritized initiatives to achieve synergies and promote organic growth throughout the U.S. wealth business, with one example being our application for a trust company charter.”

CI FINANCIAL CORP. June 30, 2022 PRELIMINARY MONTH-END ASSETS (C$ Billions)
ENDING ASSETS	June 2022	May 2022	% Change	June 2021	% Change
Asset management (1)	$116.1	$124.3	-6.6%	$138.2	-16.0%
Canada wealth management	$74.1	$78.2	-5.2%	$75.5	-1.9%
U.S. wealth management(2)	$143.5	$147.2	-2.5%	$83.8	71.2%
TOTAL ASSETS	$333.7	$349.6	-4.5%	$297.5	12.2%
AVERAGE AUM	June 2022	May 2022	March 2022	Fiscal 2021	% Change
Monthly average	$119.1	$123.7	-	-	-3.7%
Quarter-to-date average	$125.4	-	$138.2	-	-9.3%
Year-to-date average	$131.7	-	-	$137.9	-4.5%
  Includes $30.8 billion of assets managed by CI and held by clients of advisors with Assante, CIPC and Aligned Capital as at June 30, 2022 ($32.7 billion at May 31, 2022 and $34.5 billion at June 30, 2021).
  Month-end USD/CAD exchange rates of 1.2872, 1.2648 and 1.2398 for June 2022, May 2022 and June 2021, respectively.

PRELIMINARY QUARTER-END NET SALES RESULTS (C$ billions)
Asset Management Segment	2Q22	1Q22	4Q21	3Q21	2Q21
Canadian retail	($0.4)	($0.9)	$0.1	$0.7	$0.5
Canadian institutional	($3.2)	($0.3)	($0.3)	($0.1)	($0.4)
Australian asset management	($0.1)	($0.3)	$0.1	$0.2	$(0.0)
U.S. asset management	($0.2)	$0.4	$0.3	$0.2	$0.4
Closed business	($0.2)	($0.2)	($0.2)	($0.1)	$(0.2)
TOTAL	($4.1)	($1.2)	($0.0)	$0.8	$0.4

About CI Financial

CI Financial Corp. is an integrated global wealth and asset management company. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., Northwood Family Office Ltd., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, Balasa Dinverno Foltz LLC, Bowling Portfolio Management LLC, Brightworth, LLC, BRR OpCo, LLC (Budros, Ruhlin & Roe), The Cabana Group, LLC, Corient Capital Partners, LLC, CPWM, LLC (Columbia Pacific Wealth Management), Columbia Pacific Advisors, LLC, Congress Wealth Management LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, Galapagos Partners, LP, GLASfunds, LLC, Gofen & Glossberg, LLC, Matrix Capital Advisors, LLC, McCutchen Group LLC, OCM Capital Partners, LLC, Portola Partners Group LLC, Radnor Financial Advisors, LLC, RegentAtlantic Capital, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, R.H. Bluestein & Co., Segall Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition and its intention to conduct an IPO of its US wealth management business. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com